EXHIBIT (a)(9)

CONTACT: Corcept Therapeutics Investor Relations ir@corcept.com www.corcept.com

Corcept Therapeutics Announces Final Results of Previously Announced Tender Offer

MENLO PARK, Calif., December 20, 2021 — Corcept Therapeutics Incorporated (NASDAQ: CORT) (“Corcept”), a commercial-stage company engaged in the discovery and development of drugs to treat severe metabolic, oncologic and psychiatric disorders by modulating the effects of cortisol, today announced the final results of its previously announced tender offer to purchase up to 10,000,000 shares of its common stock, par value $0.001 per share, at a price not greater than $23.75 nor less than $20.75 per share, in cash, less any applicable withholding taxes and without interest (the “Tender Offer”), which expired one minute after 11:59 p.m., New York City time, on December 15, 2021.

Based on the final count by Continental Stock Transfer & Trust Company, the depositary for the Tender Offer (the “Depositary”), 31,661,302 shares of Corcept’s common stock were validly tendered and not properly withdrawn at or below a purchase price of $23.75 per share.

In accordance with the terms and conditions of the Tender Offer, and based on the final count by the Depositary, Corcept has accepted for purchase 10,000,000 shares of common stock at a purchase price of $20.75 per share, for an aggregate cost of $207,500,000, excluding fees and expenses relating to the Tender Offer. The number of shares that Corcept has accepted for purchase in the Tender Offer represents approximately 9% of the total number of shares of common stock outstanding as of December 15, 2021. Corcept had approximately 105,933,592 shares of common stock outstanding following payment for the shares of common stock purchased in the Tender Offer.

Due to the oversubscription of the Tender Offer, based on the final count described above, Corcept accepted for purchase on a pro rata basis approximately 35% of the shares of common stock properly tendered and not properly withdrawn at the purchase price of $20.75 per share (other than “odd lot” holders, whose shares of common stock were purchased on a priority basis).

Shares of common stock not accepted for purchase will be returned promptly to stockholders. The Depositary will promptly pay for all of the shares of common stock accepted for purchase in accordance with the terms and conditions of the Tender Offer.

The sole dealer manager for the Tender Offer is Truist Securities, Inc. D.F. King is serving as the information agent for the Tender Offer and Continental Stock Transfer & Trust Company is serving as the depositary. Canaccord Genuity LLC is serving as a financial advisor. For all questions relating to the Tender Offer, please contact the information agent, D.F. King & Co., Inc. at cort@dfking.com or call toll-free at 1 (800) 431-9646, or call the dealer manager, Truist Securities, Inc. at 1 (404) 926-5832.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Corcept.

About Corcept Therapeutics

Corcept is a commercial-stage company engaged in the discovery and development of drugs to treat severe metabolic, oncologic and psychiatric disorders by modulating the effects of the hormone cortisol. Korlym® was the first drug approved by the U.S. Food and Drug Administration for patients with Cushing’s syndrome. Corcept has discovered a large portfolio of proprietary compounds that selectively modulate the effects of cortisol. The company owns extensive United States and foreign intellectual property covering the composition of its selective cortisol modulators and the use of cortisol modulators to treat a variety of serious disorders.

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